Exhibit 99.2

Ayr Wellness Inc.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2023, and 2022. This discussion should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2023 and 2022 (the “Interim Financial Statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the financial information contained herein is derived from the financial statements. Further information about the Company and its operations can be obtained on ir.ayrwellness.com, sec.gov, and www.sedar.com. The information contained on such websites is not a part of, nor is it incorporated by reference into, this Annual Report (or the equivalent thereof).

The effective date of this MD&A is May 16, 2023.

Overview of the Company

Ayr Wellness Inc. is a United States (“U.S.”) national cannabis consumer packed goods company and retailer. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering the highest quality cannabis products and customer experience throughout its footprint. As of March 31, 2023, the Company employed approximately 2,400 personnel. The Company, through its subsidiaries and affiliates, holds, operates, and manages licenses and permits in the States of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s portfolio of consumer-packaged goods brands includes Kynd, Origyn Extracts, Levia, STiX Preroll Co., Secret Orchard, Lost in Translation, Haze, Road Tripper, Wicked, CannaPunch and Entourage, among others. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company owns and operates a chain of cannabis retail stores under brand names including Ayr, Liberty Health Sciences, and The Dispensary. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the Ayr retail brand name over time. The revenue of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of March 31, 2023 Ayr operated 83 retail stores, located across Ayr’s portfolio.

The Company does not currently accept payments for products or services online.

On March 27, 2023, the Company closed under a definitive agreement the sale of Blue Camo, LLC (“Blue Camo”) which comprises the Company’s Arizona business which includes two licensed entities operating three Oasis-branded dispensaries in the greater Phoenix area, a cultivation and processing facility in Chandler, a cultivation facility in Phoenix, and the Company’s majority interest in Willcox OC, LLC, a joint venture developing an outdoor cultivation facility. Total consideration consists of $20,000 in cash before working capital adjustments and the assumption of lease obligations eliminating approximately $16,734 in long-term lease liabilities. In a separate agreement, all debt outstanding and potential earn-out contingent consideration, related to the 2021 acquisition of Blue Camo, has been eliminated, reducing the Company’s long-term debt by $22,505 and potential earn-out contingent consideration to $nil. The Company has reflected the reclassification of assets and liabilities of these entities as held for sale on the balance sheet as of December 31, 2022 and the operations as discontinued operations on the statement of operations for all periods presented.

The loss on disposal of discontinued operations of approximately $180,753 was derived from the gross proceeds of $51,606, made up of $20,000 of cash consideration and a $7,936 working capital adjustment and the elimination of $23,670 of debt outstanding from the sale of Arizona, less the carrying value of Arizona of approximately $232,359. Final loss on the disposal is preliminary and subject to adjustment due to the inherent complexity associated with valuations and the short period of time between the disposal date and the period end. Refer to “Note 4 – Discontinued Operations” of the Interim Financial Statements for further information.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;
•	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;
•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	changes in GAAP or their interpretation and the adoption and impact of certain accounting pronouncements;
•	the number of users of cannabis or the size of the regulated cannabis market in the U.S.;
•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the U.S., and the potential form the legislation and regulations will take;
•	the Company’s future financial and operating performance and anticipated profitability;
•	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

•	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;
•	the benefits and applications of the Company’s products and services and expected sales thereof;
•	development of affiliated brands, product diversification and future corporate development;
•	anticipated investment in and results of research and development;
•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
•	future expenditures, strategic investments, and capital activities;
•	the competitive landscape in which the Company operates and the Company’s market expertise;
•	the Company’s ability to comply with its debt covenants;
•	the Company’s ability to secure further equity or debt financing, if required;
•	the Company’s ability to refinance its indebtedness and the terms of any such financing;
•	the risk of significant dilution from the issuances of equity or convertible debt securities and settlement of contingent consideration;
•	the level of demand for cannabis products, including the Company’s product and third-party products sold by the Company;
•	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;
•	the ability to gain appropriate regulatory approvals including for announced acquisitions in the timeframe anticipated;
•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;
•	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;
•	the Company’s ability to hit anticipated development targets of cultivation and production projects;
•	the ability to successfully integrate and maintain employees from recent acquisitions;
•	risks related to the Company’s cash flows from operations;
•	the ability to develop the Company’s brands and meet growth objectives;
•	risks related to limited market data and difficulty to forecast results;
•	the concentrated voting control of the Company;
•	market volatility and the risks associated with selling of a substantial amount of equity voting shares;
•	the risk of natural hazards related to severe and extreme weather and climate events;
•	product liability claims related to the products the Company cultivates, produces, and sells;
•	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period; and
•	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective operations, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include adjusted earnings before interest, tax, depreciation, and amortization (“Adjusted EBITDA”) and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, start-up costs and other non-core costs.

Reconciliations are provided below.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Forward-Looking Financial Projections or Targets

The Company anticipates second quarter revenue and Adjusted EBITDA to grow in-line with prior quarter sequential growth trends. Ayr is also reiterating its expectation of generating positive cash flow from operations for the full year 2023, although operating cash flow trends will not be linear given the timing of tax payments.

Ayr has also assumed that business and economic conditions will continue substantially in the ordinary course, including, without limitation, with respect to general economic and industry conditions, competition, regulations (including those in respect of the cannabis industry), weather, taxes, that there will be no pandemics or substantially worsened pandemics or other material outbreaks of disease or safety issues or material recalls required, and that there will be no unplanned material changes in facilities, equipment, or customer and employee relations.

Review of the Financial Results for the Three Months Ended March 31, 2023 and 2022

Adjusted EBITDA Reconciliation for the Three Months Ended March 31, 2023 and 2022

	Three Months Ended
	March 31, 2023	March 31, 2022
	$	$
Loss from continuing operations (GAAP)	(21,681)	(21,031)

Incremental costs to acquire cannabis inventory in a business combination	-	2,518
Interest (within cost of goods sold "COGS")	751	463
Depreciation and amortization (from statement of cash flows)	25,037	17,133
Acquisition costs	2,241	1,446
Stock-based compensation, non-cash	5,584	10,361
Start-up costs[1]	3,727	3,245
Loss on sale of assets	58	-
Other[2]	10,620	1,923
	48,018	37,089

Adjusted EBITDA from continuing operations (non-GAAP)	26,337	16,058

Notes:

1 Includes costs to prepare a location for its intended use, including facilities not yet operating at scale. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Adjusted Gross Profit Reconciliation for the Three Months Ended March 31, 2023 and 2022

	Three Months Ended
	March 31, 2023	March 31, 2022
	$	$
Gross profit (GAAP)	48,282	40,327

Incremental costs to acquire cannabis inventory in a business combination	-	2,518
Interest (within COGS)	751	463
Depreciation and amortization (within COGS)	9,424	6,252
Start-up costs (within COGS)	2,262	1,598
Other (within COGS)	4,564	837

Adjusted Gross Profit from continuing operations (non-GAAP)	65,283	51,995

Revenues, net of Discounts

Revenues, net of discounts for the three months ended March 31, 2023, and 2022, were $117,665 and $99,502, respectively, increasing $18,163 or 18.3%. Retail revenues grew by $20,699 or approximately 25.0%, which was driven by $12,644 from new store openings and acquisitions as well as $8,055 or approximately 10% from same store sales growth. Wholesale revenues decreased by $2,536 or approximately 15%, primarily driven by price compression in Massachusetts, Pennsylvania, and Nevada.

Disaggregation of Revenue

	Three Months Ended
	March 31, 2023	March 31, 2022
	$	$
Retail revenue	103,526	82,827
Wholesale revenue	14,139	16,675
Total revenue, net	117,665	99,502

Gross Profits

Gross profits for the three months ended March 31, 2023, and 2022, were $48,282 and $40,327, respectively, an increase of $7,955 or 19.7%. Gross profit percentage for the three months ended March 31, 2023 and 2022 was 41.0% and 40.5%, respectively. Adjusted Gross Profit (non-GAAP) 55.5% and 52.3%, respectively.

The increase in Gross Profit and Adjusted Gross Profit was directly attributable to the revenue increase (and offsets) as described above and an increase in internal sourcing of retail sales.

Total Operating Expenses

Total operating expenses for the three months ended March 31, 2023, and 2022, were $69,963 and $61,358, respectively, increasing $8,605 or 14.0%. Total operating expenses as a percent of revenue during the three months ended March 31, 2023, and 2022, were 59.5% and 61.7%, respectively. The increase in total operating expenses was attributable to depreciation and amortization, retail compensation and benefits associated with new store openings, rent, and other general expenses.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Total Other Income (Expense), net

Total other income (expense), net for the three months ended March 31, 2023, and 2022, was $20,476 and $23,801, respectively, decreasing $3,325 or 14.0%. The decrease for the three-month period was primarily driven by the $2,482 change in the fair value relating to contingent consideration.

Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted at year-end. The deferred tax benefit is mainly driven by changes in the amortization of intangibles.

As the Company operates in the cannabis industry, it is subject to the limitations of the United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. Therefore, Ayr can have income tax even when it records a net loss.

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income due to the early growth stage of the business.

Total income tax expense for the three months ended March 31, 2023, and 2022, was $11,178 and $9,962, respectively.

Net loss attributable to Ayr Wellness Inc. from continuing operations

Net loss for the three months ended March 31, 2023, and 2022 was $9,358 and $5,575, respectively. The decrease was primarily driven by the factors described above.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Liquidity and Capital Resources as of March 31, 2023

Selected Liquidity and Capital Resource Information

	March 31, 2023	December 31, 2022
	$	$
Cash	96,484	76,827
Total current assets	217,656	453,702
Total assets	1,517,169	1,767,770
Total current liabilities	213,319	268,805
Total liabilities	875,238	932,446
Total shareholders' equity	641,931	835,324

As of March 31, 2023, the Company had cash of $96,484 and working capital of $4,337 compared to December 31, 2022, the Company had cash of $76,827, and working capital of $184,897. The overall decrease in working capital is primarily due to a decrease in net assets held-for-sale of $216,784 related to the sale of Arizona business and an increase in income tax payable of $10,885. This was partially offset by a decrease in contingent consideration related to GSD NJ LLC (“GSD”) of $24,775 (of which approximately $28,654 relates to non-cash consideration) and an increase in cash of $19,657.

Summary of Future Commitments

Year	Operating leases	Finance leases	Debt	Construction finance	Contingent consideration
2023	$19,792	$9,155	$34,055	$-	$38,654
2024	26,125	10,928	337,816	-	23,839
2025	25,633	5,440	10,940	-	-
2026	24,910	3,467	2,051	-	-
2027	23,562	2,383	7,498	-	-
Thereafter:	213,028	8,370	31,780	36,422	-
Total commitments	$333,050	$39,743	$424,140	$36,422	$62,493

Summary of Contingent Consideration

Consideration payment	Current	Non-current	Total
Cash	$10,000	$23,839	$33,839
Promissory notes	14,000	-	14,000
Shares[1]	14,654	-	14,654
Total contingent consideration	$38,654	$23,839	$62,493

1Contingent consideration payable in shares relates to the GSD earn-out provision (the “GSD Earnout”) which has the potential to result in the issuance of a significant number of subordinate voting shares, restricted voting shares, and limited voting shares (collectively, the “Equity Shares”), which could lead to significant dilution at current market prices. The date of the GSD Earnout payment is dependent on the timing of meeting certain business conditions and is expected to occur within the 12-month period following December 31, 2022. The number of Equity Shares issuable under the GSD Earnout are calculated according to a formula based on the closing price of Ayr’s Equity Shares on or around the date of the GSD Earnout payment.

Refer to Note 18 in the financial statements for amendments that were made related to the terms of contingent consideration.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Employee Retention Credit

The employee retention credit ("ERC"), as originally enacted through the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) on March 27, 2020, is a refundable credit against certain employment taxes equal to 50% of the qualified wages an eligible employer paid to employees from March 17, 2020 to December 31, 2020. The Disaster Tax Relief Act, enacted on December 27, 2020, extended the employee retention credit for qualified wages paid from January 1, 2021 to June 30, 2021, and the credit was increased to 70% of qualified wages an eligible employer paid to employees during the extended period. The American Rescue Plan Act of 2021, enacted on March 11, 2021, further extended the employee retention credit through December 31, 2021.

In 2022, the Company filed an application with the IRS for the ERC. Employers are eligible for the credit if they experienced full or partial suspension or modification of operations during any calendar quarter because of governmental orders due to the pandemic or a significant decline in gross receipts based on a comparison of quarterly revenue results for 2020 and/or 2021 with the comparable quarter in 2019. The Company’s ERC application was equal to $12,354. As of March 31, 2023, the Company anticipates receiving the ERC amount but is pending a receipt of the credit or a confirmation of filing from the IRS.

Selected Cash Flow Information

	Three Months Ended
	March 31, 2023	March 31, 2022
	$	$
Cash provided by (used in) continuing operations	8,635	(18,804)
Cash provided by (used in) operating activities	10,256	(21,201)
Cash used in investing activities from continuing operations	(13,376)	(47,050)
Cash provided by (used in) investing activities	4,664	(45,913)
Cash provided by (used in) financing activities by continuing operations	1,047	(8,451)
Cash provided by (used in) financing activities	924	(8,568)
Net increase (decrease) in cash	15,844	(75,682)
Cash, beginning of period	76,827	154,342
Cash included in assets held-for-sale	3,813	-
Cash, end of period	96,484	78,660

Operating Activities

Net cash provided by (used in) operating activities for continuing operations during the three months ended March 31, 2023 and 2022 was $8,635 and $(18,804) respectively, an increase of $27,439. The increase was driven by the increase in income tax payable of $22,560 and the reduction of inventory of $2,422.

Investing Activities

Net cash used in investing activities for continuing operations during the three months ended March 31, 2023, and 2022 was $(13,376) and $(47,050), respectively, a increase of $33,673. The increase is primarily due to a decrease in purchases of property, plant, and equipment of $20,763 and a decrease in cash used for business combinations of $10,138.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Financing Activities

Net cash provided by (used in) financing activities for continuing operations during the three months ended March 31, 2023, and 2022 was $1,047 and $(8,451), respectively, an increase of $9,498. The increase in net cash related to financing activities was primarily due to a decrease in payments for settlement of contingent consideration, repurchases of Equity Shares, deposits paid for financing lease and note payable, and tax withholding on stock-based compensation awards of $10,000, $8,430, $8,353, and 3,862, respectively. This was offset by the decrease from the proceed of notes payable and an increase in repayment of debts payable of $15,913 and $4,465, respectively.

Capital Management

The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain our operations, repay borrowings and contingent consideration and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through additional capital raises. The Company raises capital through issuance of debt, or equity, as necessary, to meet its needs and take advantage of perceived opportunities however there can be no assurance that the Company will be able to continue raising capital in this manner. In addition, further issuances of equity or convertible debt securities, could result in significant dilution to existing Equity Shares, and any new equity securities issued could have rights, preferences, and privileges superior to existing Equity Shares. The Company’s long-term liquidity requirements consist primarily of our future ability to generate positive cash flow from operations and ability to refinance existing debt on acceptable terms.

Share Capital

As of March 31, 2023, and December 31, 2022, the Company had share capital of $1,353,948 and $1,312,749, respectively, consisting of additional paid-in capital.

Outstanding Shares

Issued and Outstanding	March 31, 2023	December 31, 2022
Multiple Voting Shares	3,696	3,696
Subordinate Voting Shares	10,970	6,512
Restricted Voting Shares	7,274	2,816
Limited Voting Shares	43,070	51,581
Exchangeable Shares	5,680	6,044
Treasury Stock	(645)	(645)
Total number of shares	70,045	70,004

As of March 31, 2023, the Company had 2,874 Equity Shares issuable upon the exercise of warrants of the Company (“Warrants”), 6,517 restricted exchangeable share units, of which 1,300 are market and performance based, and 159 Equity Shares issuable upon the exercise of options. As of December 31, 2022, the Company had 2,874 Equity Shares issuable upon the exercise of Warrants, 6,628 restricted exchangeable share units, of which 1,300 are market and performance based, and 165 Equity Shares issuable upon the exercise of options.

Ayr Wellness Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the Three Months Ended March 31, 2023 and 2022

(Expressed in United States Dollars, in thousands, except where stated otherwise)

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the commitments referenced in Note 15 in the financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Subsequent Events

See Note 18 in the Interim Financial Statements for the Company’s disclosures on subsequent events.

Related Party Transactions

See Note 10 in the Interim Financial Statements for the Company’s disclosures on related party transactions.

Significant Accounting Judgments and Estimates

See Note 3.3 in the Interim Financial Statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.5 in the Interim Financial Statements for the Company’s action on recent accounting pronouncements.

Risk Factors

Please refer to the Company’s base shelf prospectus dated November 30, 2022 and subsequent amendments, the Company’s management information circular dated May 26, 2022, and the Annual Information Form, for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Statements” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 16 in the financial statements for the Company’s financial instruments, financial risks factors, and other instruments.

The Company is exposed to interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members that advises on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured, and managed in accordance with Company policies and risk appetite.